VIA EDGAR AND FACSIMILE

                                                                                     August 27, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
           Division of Corporate Finance

Re:	Acorda Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed April 27, 2010
File No. 000-50513

Dear Ladies and Gentlemen:

This letter sets forth the responses of Acorda Therapeutics, Inc.  ("we" or the “Company”) to the Staff’s letter dated August 4, 2010 with respect to the above-captioned filings.  For the Staff’s convenience we have repeated the Staff’s comments below before each of our responses.

Form 10-K for the year ended December 31, 2009

Item 1. Business

Collaborations, Alliances, and License Agreements, page 11

1.
To the extent that a license agreement terminates upon expiration of the last licensed patent included in the license, please revise your description of the agreement to clarify, to the extent known, when such expiration is expected.

In our Annual Report on Form 10-K for the year ending December 31, 2010 (the “2010 10-K”), and in future filings where applicable, we will add additional disclosure regarding the expected expiration date of the last to expire of the patents covered by the following agreements.  These termination provisions of these agreements are described below:

•
Canadian Spinal Research Organization: This agreement terminates on the earlier of 10 years from the first commercial sale or the last to expire patent in each country.  We expect the agreement to terminate in Canada in 2012 and in the US in 2013, when the only two patents covered by the agreement expire.

•	Cornell Research Foundation: This agreement terminates on the last to expire patent, which will expire in 2016.

We will also add the specific year, 2018, in which the Rush-Presbyterian license expires, which is 15 years from the date of the license agreement.

In contrast to the above agreements, we are not able to estimate the years in which patent expirations are expected to occur under our other described license agreements because these dates are not known.  We have addressed each of these agreements below.  The factual information described below was included in prior filings.

Elan(dalfampridine worldwide)
Biogen Idec (dalfampridine ex-US):

These agreements relate to the in-license from Elan of patents and patent applications related to dalfampridine, the active pharmaceutical ingredient in Ampyra, and the out-license of certain ex-US rights, including an out-license to ex-US patents and patent applications, to Biogen Idec.  We do not know the expected expiration dates of the last to expire of these patents because (i) we have applied for an extension of two existing US patents, for up to a maximum of five years, pursuant to the Hatch-Waxman law, and (ii) we have filed a number of additional patent applications in the US and in other countries that, if issued, will be included under these license agreements and would extend the term of the agreements.

More importantly, patent expiration is only one of several triggers for termination under each of these agreements and termination is based on the latest to occur of the events specified. In the case of Elan, these events are: (i) 15 years after the date of the agreement (2018), (ii) the last to expire patent in a country, and (iii) the existence of certain levels of competition in a country. In the case of Biogen Idec, these events are: (i) 15 years after first commercial sale (2025), the last to expire patent in a country, (iii) the expiration of regulatory exclusivity, and (iv) the existence of certain levels of competition in a country.  Because at least one termination date in each of these agreements is fixed (2018 for Elan and 2025 for Biogen Idec), this sets a minimum date for the length of the agreement even if all the patents were to expire prior to that date.  We will add these specific dates in the 2010 10-K.

Cambridge/King’s College London (chondroitinase)
Mayo Clinic (remyelinating antibodies)
CeNeS (GGF2 and NRG-2)
Brigham & Women’s Hospital (GGF2):

These remaining license agreements relate to our preclinical programs.  The licenses with Cambridge/King’s College London, Mayo Clinic and Brigham & Women’s Hospital (GGF2) and the NRG-2 license with CeNeS expire on the last to expire patent in each country.  The GGF2 license agreement with CeNeS expires on the later of November 12, 2017 (which we have already included in our disclosures) and the last to expire patent.  Given the early stage nature of these programs, we expect to file additional new patent applications as these programs progress, in addition to those that were initially licensed to us under these agreements.  Whether a later-granted patent is covered by each agreement varies from license to license based on such factors as the parties’ relative involvement in the development of the invention.  As a result of the foregoing, we do not believe that we have a reasonable basis at this time for specifying an expected expiration date of the patents under any of these licenses other than the disclosure we have made with respect to the CeNeS GGF2 license agreement.

Management’s Discussion and Analysis, page 63

Background, page 63

2.
You disclose here and elsewhere in the filing that you expect your sales of Zanaflex capsules for 2010 to decline due to increasing managed care pressure, among other factors.  Please provide a discussion that elaborates on the reasons for the decrease as “due to increasing managed care pressure” is vague.

We acknowledge the Staff’s comments and in response expanded our disclosure in our Form 10-Q for the quarter ended June 30, 2010 (the “2010 2Q 10-Q”) by adding the following and will include similar language in future filings, where applicable:

Managed care organizations have increasingly established plans and programs to drive utilization of low-cost generic tizanidine tablets over higher-cost Zanaflex Capsules by making it more difficult for patients to obtain Zanaflex Capsules through restrictions and higher out-of-pocket (co-pay) costs.

Research and Development Expenses, page 66

3.	Please revise your disclosure of your research and development projects to provide:

•	The nature, timing and estimated costs of the efforts necessary to complete your projects;
•	The anticipated completion dates;
•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and
•	The period in which material net cash inflows from significant projects are expected to commence.

To the extent that this information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate:

We acknowledge the Staff’s comments and in response propose to add disclosure in the 2010 10-K similar to the following:

Our drug development programs currently are at an early stage.  Except for GGF2, for which we plan to commence a Phase 1 clinical trial, our potential  programs are still in  preclinical development.  We consider the active management and development of our preclinical and clinical pipeline an important component of  the long-term process of introducing new  products . We manage our overall research, development and in-licensing efforts in a highly disciplined manner designed to advance only high quality, differentiated agents into clinical development. The duration of each phase of preclinical and clinical development and the probabilities of success for approval of drug candidates entering clinical development will be impacted by a variety of factors, including the quality of the molecule, the validity of the target and disease indication, early clinical data, investment in the program, competition and commercial viability. Due to the risks inherent in the clinical trial process and the early stage nature of our pipeline development programs, we are unable to estimate with any certainty completion dates, the proportion of our R&D investments assigned to any one program or to the future cash inflows from these potential programs.

For additional discussion regarding the risks and uncertainties regarding our development programs, please refer to the Risk Factors section, particularly the Risk Factors entitled:

•	Our other drug development products must undergo rigorous clinical testing, the results of which are uncertain and could substantially delay or prevent us from bringing them to market.
•	If third-party contract research organizations do not perform in an acceptable and timely manner, our preclinical testing or clinical trials could be delayed or unsuccessful.
•
The pharmaceutical industry is subject to stringent regulation and failure to obtain regulatory approval will prevent commercialization of our product candidates and, if we do not comply with FDA regulations if we obtain regulatory approval, approved products could be withdrawn from the market.

•
If our competitors develop and market products that are more effective, safer, more economical in use or more convenient than our approved products, or obtain marketing approval before we obtain approval of future products, our commercial opportunity will be reduced or eliminated.

Liquidity and Capital Resources

Net Cash Provided by (Used in) Operations, page 74

4.
It appears that you have merely restated and quantified line items presented on the statement of cash flows in this discussion.  Please revise this disclosure to discuss the reasons for the significant increases and decrease related to changes in the cash flows.

We acknowledge the Staff’s comments and in response have expanded our disclosure in the 2010 2Q 10-Q by adding the following underlined language and will include disclosure similar in scope in future filings, where applicable:

        Net Cash Used in Operations

Net cash used in operations was $50.0 million and $30.7 million for the six-month period ended June 30, 2010 and 2009, respectively. Cash used in operations for the six-month period ended June 30, 2010 was primarily attributable to a net loss of $27.9 million. It was also attributable to an increase in inventory held by the Company of $13.4 million primarily due to the purchase of Ampyra launch stock, an increase in accounts receivable of $12.2 million resulting from an increase in gross product sales for Ampyra, and a decrease in the non-current portion of deferred license revenue of $4.7 million due to the amortization of the upfront collaboration payment received during the three-month period ended September 30, 2009.  Cash used in operations for the six-month period ended June 30, 2010 also included a net decrease of $4.4 million due to changes in working capital items.  Cash used in operations was partially offset by a non-cash share-based compensation expense of $7.8 million, amortization of net premiums and discounts on short-term investments of $2.1 million, and depreciation and amortization of $1.8 million.  Cash used in operations for the six-month period ended June 30, 2009 was primarily attributable to a net loss of $42.0 million and a decrease of $2.7 million due to changes in working capital items. Cash used in operations for the six-month period ended June 30, 2009, was partially offset by a non-cash share-based compensation expense of $5.7 million, a decrease in inventory held by the Company of $1.8 million, amortization of net premiums and discounts on short-term investments of $1.7 million, depreciation and amortization of $1.4 million, and amortization of revenue interest issuance costs related to PRF of $821,000.  Cash used in operations for the six-month period ended June 30, 2009 also included an increase of $2.8 million due to changes in working capital items.

Contractual Obligations and Commitments, page 75

5.
You indicate that the amount and timing of license fees, milestones and royalty payments are not known due to the uncertainty surrounding the successful research, development and commercialization of your products.  Please quantify the total payments you are committed to paying under your contractual agreements if all contingencies are met.

We acknowledge the Staff’s comments and in response have expanded our disclosure in the 2010 2Q 10-Q as follows and propose to include disclosure similar in scope in the 2010 10-K:

Contractual Obligations and Commitments

A summary of our minimum contractual obligations related to our major outstanding contractual commitments is included in our Annual Report on Form 10-K for the year ended December 31, 2009. Our long-term contractual obligations include commitments and estimated purchase obligations entered into in the normal course of business. Under certain supply agreements and other agreements with manufacturers and suppliers, we are required to make payments for the manufacture and supply of our clinical and approved products. During the six-month period ended June 30, 2010, commitments related to the purchase of inventory consistent with our normal course of business increased. As of June 30, 2010, we have inventory-related purchase commitments totaling approximately $45.0 million within the next year.

Under certain license agreements, we are required to pay royalties for the use of technologies and products in our R&D activities and in the commercialization of products. The amount and timing of any of the foregoing payments are not known due to the uncertainty surrounding the successful research, development and commercialization of the products.

Under certain license agreements, we are also required to pay license fees and milestones for the use of technologies and products in our R&D activities and in the commercialization of products. We have committed to make potential future milestone payments to third parties of up to approximately $32.1 million as part of our various collaborations, including licensing and development programs. Payments under these agreements generally become due and payable only upon achievement of certain developmental, regulatory or commercial milestones. Because the achievement of these milestones had not occurred as of June 30, 2010, such contingencies have not been recorded in our financial statements. Amounts related to contingent milestone payments are not considered contractual obligations as they are contingent on the successful achievement of certain development, regulatory and commercial milestones. There is uncertainty regarding the various activities and outcomes needed to reach these milestones, and they may not be achieved.

Critical Accounting Policies and Estimates

Revenue Recognition, page 77

6.	We believe that your disclosure related to estimates of items that reduce gross revenue such as rebates, returns, and other discounts and allowances could be improved as follows:

•
Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

•
Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

•	On page F-10, you indicate that you can reasonably estimate a range of returns and that this charge represents the low end of the range of the company’s estimated returns. Please disclose this range.
•
If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

•	Disclose a roll forward of the accrual for each estimate for each period presented showing the following:
•	Beginning balance,
•	Current provisions related to sales made in current period,
•	Current provisions related to sales made in prior periods,
•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.

In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. rebates, returns, and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

We acknowledge the Staff’s comments and in response propose to expand our disclosure in the 2010 10-K to be similar in scope to the following:

Zanaflex

We apply the revenue recognition guidance in Accounting Standards Codification (ASC) 605-15-25, which among other criteria requires that future returns can be reasonably estimated in order to recognize revenue. We have accumulated some sales history with Zanaflex Capsules; however, due to existing and potential generic competition and customer conversion from Zanaflex tablets to Zanaflex Capsules, we cannot reasonably determine a return rate at this time and, thus, are not permitted to recognize revenue based on shipments to wholesalers.  As a result, we account for sales of these products using a deferred revenue recognition model. We continue to accumulate data and when we are able to reasonably estimate product returns based on this data and based on greater certainty regarding generic competition, we expect to begin to recognize revenue based on shipments of product to our wholesale drug distributors.

Under our deferred revenue model, we do not recognize revenue upon shipment of Zanaflex Capsules and tablets to our wholesale drug distributors. Instead, we record deferred revenue at gross invoice sales price, and classify the cost basis of the inventory held by the wholesaler as a component of inventory. We recognize revenue when prescriptions are filled to an end-user because once a prescription is filled the product cannot be returned. We use monthly prescription data that we purchase to determine the amount of revenue to be recognized. When we receive the prescription data, we use the number of units of product prescribed to record gross sales. We then reduce deferred revenue and record cost of goods sold.

In addition to the prescription data we purchase, we also receive data that we use to monitor trends in sales from wholesalers to their customers. We receive this data from an outside vendor on a monthly basis. This data includes the number of bottles shipped from certain wholesalers to their customers. We also compare our shipments to wholesalers to prescription reports to further assess inventory in the distribution channel on a monthly basis. We use the wholesaler sales trend data and the wholesaler vs. prescription comparison to better understand market conditions, but not as a basis for recognizing revenue. We have not made any shipments as a result of incentives to our wholesalers or in excess of our wholesalers’ inventory levels maintained in the ordinary course of business.

Our net revenues represent total revenues less allowances for customer credits, including estimated chargebacks, rebates, and discounts. Product shipping and handling costs are included in cost of sales. These allowances are recorded for cash consideration given by a vendor to a customer that is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s statement of income. Adjustments are recorded for estimated chargebacks, rebates, and discounts. These allowances are established by management as its best estimate based on available information and are adjusted to reflect known changes in the factors that impact such reserves. Allowances for chargebacks, rebates and discounts are established based on our analysis of the following: (i) the contractual terms with customers, (ii) analysis of historical levels of discounts, (iii) chargebacks and rebates, (iv) communications with customers and the levels of inventory purchased by our wholesale drug distributors, (v) expectations about the market for each product and (vi) anticipated introduction of competitive products.  Product shipping and handling costs are included in cost of sales.

We accept returns of Zanaflex Capsules and Zanaflex tablets for six months prior to and twelve months after their expiration date.  We provide a credit to customers with whom we have a direct relationship or a cash payment to those with whom we do not have a direct relationship. We do not exchange product for the returned product. Returns of products sold by us are charged directly against deferred revenue, reducing the amount of deferred revenue that we may recognize. In addition, we record a charge to cost of goods sold for the cost basis of the estimated product returns we believe may ultimately be realized at the time of product shipment to wholesalers. We recognize this charge at the date of shipment since it is probable that we will receive a level of returned products, upon the return of such product, we will be unable to resell the product considering its expiration dating, and we can reasonably estimate returns. This charge represents the cost basis for the Company’s estimated returns. The charge to cost of goods sold amounted to $[amount to be determined] and $780,000 for the years ended December 31, 2010 and 2009 respectively. A 10% change in this expense estimate would have had an approximate $[amount to be determined] and $78,000 effect on the Company’s cost of sales for the years ended December 31, 2010 and 2009, respectively.

The nature of the Company’s allowances and accruals requiring critical estimates, and the specific considerations it uses in estimating their amounts are as follows:

Chargebacks and rebates: The Company contracts with Medicaid and other government agencies such as the Federal Supply Schedule which commits us to providing those agencies with our most favorable pricing. This ensures that our products remain eligible for purchase or reimbursement under these government-funded programs. Based upon our contracts and the most recent experience with respect to sales through each of these channels, we provide an allowance for chargebacks and rebates. We monitor the sales trends and adjust the rebate percentages on a regular basis to reflect the most recent rebate experience. The Company’s chargebacks and rebates accruals were $[amount to be determined] and $646,000 at December 31, 2010 and December 31, 2009, respectively.  A 10% change in the Company’s chargebacks and rebates allowances would have had an approximate $[amount to be determined] and $385,000 effect on the Company’s net revenue for the years ended December 31, 2010 and 2009, respectively.

Cash discounts and patient program rebates: The Company sells directly to wholesalers and generally provides invoice discounts for prompt payment. The Company also has patient rebate incentives in place for which it reduces gross product revenue.  The patient program rebates  are in the form of preferred cards and rebate coupons which offer a reduction to the price paid by  the patient at the time of prescription fill. Cards and coupons are shipped directly to physicians based on request and are given to the patients by the prescribing physician.  The Company estimates its cash discounts and patient program rebates based on the terms offered to its wholesalers and the actual cards and coupons shipped versus processed, respectively.  Discounts are accrued based on historical usage rates at the time of product shipment and rebates at the time the rebate card or coupon is sent out to a physician based on historical redemption rates.  We adjust accruals based on actual activity as necessary.  Cash discounts are typically settled with wholesalers within 30 days after the end of each calendar month.  Rebates are typically settled within 60 days after the end of each calendar quarter.  The Company’s cash discounts and patient program rebate accruals were $[amount to be determined] and $232,000 at December 31, 2010 and December 31, 2009, respectively.  A 10% change in the Company’s cash discounts and patient program rebate allowances would have had an approximate $[amount to be determined] and $156,000 effect on the Company’s net revenue for the years ended December 31, 2010 and 2009, respectively.

Fees for service: The Company pays a fee for service to certain wholesalers on contractually determined rates for distribution, inventory management and data reporting services. The Company estimates its fee for service accruals and allowances based on sales to each wholesaler and the applicable contracted rate. The Company’s fee for service expenses are accrued at the time of product shipment and are typically settled with the wholesalers within 60 days after the end of each respective quarter. The Company’s fee for service accruals were $[amount to be determined] and $762,000 at December 31, 2010 and December 31, 2009, respectively. A 10% change in the Company’s fee-for-service allowances would have had an approximate $[amount to be determined] and $288,000 effect on the Company’s net revenue for the years ended December 31, 2010 and 2009, respectively.

The Company has adjusted its allowances in the past based on actual experience, and the Company will likely be required to make adjustments to these allowances and accruals in the future. The historical adjustments have not been significant to operations.  The Company continually monitors its allowances and accruals and makes adjustments when the Company believes actual experience may differ from its estimates. The allowances included in the table below reflect these adjustments.

The following table provides a summary of activity with respect to the Company’s sales allowances and accruals during 2010, 2009 and 2008 (amounts in thousands):

	Chargebacks and rebates	Cash discounts and patient program rebates	Fees for services payable to wholesalers	Total
Balance at December 31, 2007	$507	$219	$1,085	$1,812
Allowances for sales 2008	1,937	1,620	2,491	6,048
Adjustments to prior year accruals	-	(120)	(191)	(311)
Actual credits for sales 2008	(1,509)	(1,407)	(1,900)	(4,816)
Actual credits for prior year sales	(363)	(55)	(864)	(1,283)
Balance at December 31, 2008	$572	$257	$621	$1,450
Allowances for sales 2009	2,903	1,603	2,917	7,422
Adjustments to prior year accruals	(171)	(39)	(7)	(217)
Actual credits for sales 2009	(2,228)	(1,473)	(2,155)	(5,855)
Actual credits for prior year sales	(430)	(116)	(614)	(1,161)
Balance at December 31, 2009	$646	$232	$762	$1,639
Allowances for sales 2010	TBD	TBD	TBD	TBD
Adjustments to prior year accruals	TBD	TBD	TBD	TBD
Actual credits for sales 2010	TBD	TBD	TBD	TBD
Actual credits for prior year sales	TBD	TBD	TBD	TBD
Balance at December 31, 2010	$ TBD	$ TBD	$ TBD	$ TBD

We believe that the enhanced disclosure above addresses all the points noted within the Staff’s comment.  The charge we record upon product shipment to cost of goods sold is related to our assessment of the realizable value of inventory held by others and is not related to recognition of revenue.  We consider this charge to be immaterial to our financial statements as it represents 0.7% and 1.3% of gross revenue for the years ended December 31, 2009 and 2008, respectively.  We will modify our disclosure to make it clear that we are recording inventory at its net realizable value.

Research and Development, page 77

7.	Please disclose and quantify any significant adjustments made to your clinical study costs or clearly state no adjustments have been made.

We acknowledge the Staff’s comments and in response have expanded our disclosure in the 2010 2Q 10-Q by adding the following and will include disclosure similar in scope in future filings, where applicable:

With respect to previously established clinical study accruals in prior periods, for the three and six-month periods ended June 30, 2010 we did not make any significant adjustments to our clinical study costs.

(7) Common Stock and Restricted Stock, page F-16

8.	Please quantify how much of the compensation expense is classified between research and development, sales and marketing, and general and administrative expenses. Please see SAB 14:F.

We acknowledge the Staff’s comments and in response have expanded our disclosure in the 2010 2Q 10-Q and will include disclosure similar in scope in the 2010 10-K:

The following table summarizes share-based compensation expense included within our consolidated statements of income:

	For the three-month		For the six-month
	period ended June 30,		period ended June 30,
(In millions)	2010	2009	2010	2009

Research and development	$1.4	$0.9	$2.2	$1.7
Selling, general and administrative	3.2	2.1	5.6	4.0
Total	$4.6	$3.0	$7.8	$5.7

(9) License and Research and Collaboration Agreements

Biogen Idec, page F-21

9.
In your disclosure of the collaboration and supply agreements with Biogen Idec, you indicate that “certain of the company’s continued activities under the collaboration agreement are treated as a single unit of accounting for revenue recognition purposes.” You also state that you are obligated to participate in a committee to coordinate activities with respect to the development, supply and commercialization of the licensed product with Elan and Biogen Idec.  Please clarify in your disclosure your revenue recognition policy for each of the deliverables under these agreements.  Please tell us how you have incorporated what appears to be an obligation of the company to participate on a joint development committee into your revenue recognition policy.

Our Collaboration Agreement with Biogen Idec was filed as Exhibit 10.54 to the Form 10-Q for the Quarter Ended June 30, 2009 (the “Collaboration Agreement”).  The following elements in our Collaboration Agreement were considered in our analysis:
a.
We expect to participate in the joint steering committeeduring the regulatory exclusivity period, but not necessarily through the entire life of the agreement.  Per Section 3.3(b) of the Collaboration Agreement, our committee participation is a right, not an obligation.

b.	We are likely to share information throughout the regulatory exclusivity period in accordance with Section 4.1 of the Collaboration Agreement.
c.
Per Sections 5.1(b), 5.2 and 5.3(b) of the Collaboration Agreement, we are likely to be involved during the time frame of the initial development plan and throughout the regulatory exclusivity period for certain of the items noted below with regard to sharing of information.

d.	Per Section 6.2 of the Collaboration Agreement, we will likely be involved in certain aspects of pharmacoviglance through the term of the agreement.

We did not consider other contingent deliverables such as royalties.

We used the following criteria in ASC 605-25-25 to evaluate the revenue recognition of the $110 million upfront payment we received from Biogen Idec in 2009:

In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if all of the following criteria are met:

a.
The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).
c.
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

We also considered a speech by Mark Barrysmith of the Securities and Exchange Commission (the “Commission”) in December 2007, where he discussed whether participation in a joint steering committee is considered a deliverable.  While the speech was geared towards whether or not participation on a steering committee rises to the level of a deliverable, the Commission acknowledged that the term "deliverable" is not defined in accounting literature.  The Commission agrees with the general practice of considering the four criteria presented below:

a.	is the contract element explicitly referred to as an obligation of the vendor in a contractual arrangement;
b.	does it require a distinct action by the vendor
c.	if the contract element is not completed by the vendor, would result in a significant contractual penalty; and
d.	if included or excluded from the arrangement, would the contract element cause the arrangement fee to vary by more than an insignificant amount.

These criteria were used to evaluate whether the elements of the Collaboration Agreement are considered a deliverable in order to determine the period of time over which the upfront payment should be recognized and whether there are any other deliverables that are contractually obligated between the two parties for which the related payment cannot be separated from the up-front license payment.

None of the contract elements listed above met all of the four criteria outlined by Mr. Barrysmith.  We treated the $110 million upfront payment in accordance with ASC 605-25-6 which states:

The arrangement consideration allocable to the delivered item or items that do not qualify as a separate unit of accounting within the arrangement shall be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue then shall be determined for those combined deliverables as a single unit of accounting.

The elements of the Collaboration Agreement listed above are multiple deliverables over the entire duration of the agreement, and thus we determined that the upfront payment of $110 million should be deferred and recognized equally over the expected term of regulatory exclusivity for the licensed product. Regulatory exclusivity was used because we determined that there will be no useful purpose for its participation in a committee structure beyond the period of regulatory exclusivity as generic competition will eliminate any usefulness of a committee structure.

Most importantly we considered the fact that participation in the joint steering committee and other committees are not an obligation of the contract.  The committees are merely meant to serve as a governance structure. Our failure to participate in any committee structure does not result in any penalties being imposed on us or Biogen Idec receiving any refund of the $110 million upfront payment from us, nor will it affect the continuation of development and marketing of the drug.

We respectfully submit that our current disclosures are appropriate and that no additional disclosure is required.

(12) Intangible Assets, page F-24

10.
Given the generic competition for Zanaflex, the fact that you do not have an FDA approved supplier of  tizanidine for the manufacture of Zanaflex tablets subsequent to November 2010 and your expectation of a decrease in Zanaflex sales, please explain to us why the Zanaflex patent estimated useful life of 12 years is reasonable and should not be shortened or why an accelerated method of amortization should not be used.

Zanaflex tablets compete with generic products.  The $15.3 million net book value of our intangible assets related to Zanaflex is attributable to the Zanaflex Capsules’ patent which expires in November 2021. Zanaflex Capsules currently have no generic competition.  Therefore, the Zanaflex tablets manufacturing risk disclosed does not have an impact on the evaluation of this intangible asset.  Of our $58.3 million in Zanaflex gross sales in 2009, $55.5 million was for Zanaflex Capsules and $2.8 million was for Zanaflex tablets.  We have disclosed that we expect Zanaflex Capsules sales to decline in 2010, however at this time we do not expect the decline to have an impairment effect on our intangible asset. We cannot reliably determine the exact decline in future sales at this time and due to limited visibility into the inventory channel and existing and potential generic competition and customer conversion from Zanaflex tablets to Zanaflex Capsules, we currently cannot reasonably determine a return rate for our Zanaflex franchise and therefore are utilizing a deferred revenue recognition model.  In accordance with ASC 350-35-6, a method of amortization for an intangible asset shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used. As such, since we cannot reliably determine the future cash flow, we believe it is appropriate to use a straight line method until a reliable method is determined.

Form 10-Q for the quarter ended March 31, 2010

Results of Operations

Discounts and Allowances

Zanaflex, page 14

11.
U.S. healthcare reform legislation was enacted in the first quarter of 2010 which includes an increase in the basic Medicaid rebate rate from 15.1 percent to 23.1 percent and extends the rebate to drugs provided through Medicaid managed care organizations. Please revise your disclosure to explain what impact this reform legislation had, and is expected to have, on your results of operations and financial position.

We acknowledge the Staff’s comments and in response added the following disclosure in the 2010 2Q 10-Q and will include disclosure similar in scope in future filings, where applicable:

Healthcare Reform

In March 2010, healthcare reform legislation was enacted in the U.S. This legislation contains several provisions that will affect our business. Although many provisions of the new legislation do not take effect immediately, several provisions became effective in the first quarter of 2010. We do not expect these 2010 changes to have a material impact on our discounts and allowances.

Beginning in 2011, the new law requires drug manufacturers to provide a 50% discount to Medicare beneficiaries whose prescription drug costs cause them to be subject to the Medicare Part D coverage gap (i.e., the “donut hole”). Also, beginning in 2011, we will be assessed our share of a new fee (which will not be deductible for tax purposes) payable by all branded prescription drug manufacturers and importers. The manner in which this new legislation will be implemented is still being formulated; therefore, we cannot currently quantify the potential impact of this part of the legislation.

12.	Please tell us what consideration was given to providing a risk factor related to this new healthcare reform legislation.

We acknowledge the Staff’s comments and in response added the following risk factor in the 2010 2Q 10-Q and will include a risk factor similar in scope in the 2010 10-K:

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In March 2010, two pieces of legislation, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, Health Care Reform) were signed into law.  Health Care Reform will substantially change the way that health care is financed by both governmental and private insurers and significantly affect the pharmaceutical industry.  These new laws contain a number of provisions, including provisions governing enrollment in federal health care programs, reimbursement changes, the increased use of comparative effectiveness research in health care decision-making, and enhancements to fraud and abuse requirements and enforcement, that will affect existing government health care programs and will result in the development of new programs.

A number of provisions contained in the new laws may adversely affect our net revenue for our marketed products and any future products.  In 2010, the new laws, among other things, increase the minimum basic Medicaid rebate for branded prescription drugs from 15.1% to 23.1% and require pharmaceutical manufacturers to pay states rebates on prescription drugs dispensed to Medicaid managed care enrollees.  In addition, Health Care Reform increases the additional Medicaid rebate on “line extensions” (such as extended release formulations) of solid oral dosage forms of branded products, revises the definition of average manufacturer price by changing the classes of purchasers included in the calculation, and expands the entities eligible for discounted 340B pricing.

Beginning in 2011, the new laws will require drug manufacturers to provide a 50% discount on prescriptions for branded products filled while the beneficiary is in the Medicare Part D coverage gap, also known as the “donut hole.”  In addition, Health Care Reform will impose a significant annual fee on companies that manufacture or import branded prescription drug products.  The fee (which is not deductible for federal income tax purposes) will be based on the manufacturer’s market share of sales of branded drugs and biologics (excluding orphan drugs) to, or pursuant to coverage under, specified U.S. government programs.

Health Care Reform also includes substantial new provisions affecting compliance, including reporting provisions that relate to transfers of value to health care providers and to the distribution of product samples to health care providers.  In addition, the federal government has been given additional enforcement authority.

We are unable to predict the future course of federal or state health care legislation and regulations, including regulations that will be issued to implement provisions of Health Care Reform.  Health Care Reform and further changes in the law or regulatory framework that reduce our revenues or increase our costs could also have a material adverse effect on our business, financial condition and results of operations and cash flows.

Cost of Sales, page 14

13.
On page 6 you indicate that you expensed all of your Ampyra inventory costs as research and development prior to regulatory approval.  Please clarify why the inventory costs expensed prior to regulatory approval are properly classified as research and development in accordance with ASC 730-10-25.  In addition, please revise your cost of sales disclosure to discuss the impact of the sale of any inventory that had a zero or reduced cost basis as a result of being manufactured prior to regulatory approval.  If appropriate, please disclose as a known trend or uncertainty when you expect to exhaust any zero or reduced cost basis inventory on hand.

ASC 730-10-25 defines research as “planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (referred to as product) or a new process or technique (referred to as process) or in bringing about a significant improvement to an existing product or process”.  ASC 730-10-25 defines development as “the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants”. Prior to Ampyra’s regulatory approval in January 2010, we expensed manufacturing-related expenses as research and development as incurred based upon the uncertainty of whether Ampyra would receive regulatory approval.  Prior to approval these costs met the definition of research and development as, to our knowledge, Ampyra is the first and only product indicated to improve walking in people with MS. These manufacturing costs did not meet the definition of an asset, there was no alternative future use prior to FDA approval.

With regard to additional disclosure, we acknowledge the Staff’s comments and in response expanded our disclosure in the 2010 2Q 10-Q as follows by adding the underlined language and will include disclosure similar in scope in future filings, where applicable:

Cost of Sales

Ampyra

We recorded cost of sales of $6.2 million for the six-month period ended June 30, 2010. Cost of sales for the six-month period ended June 30, 2010 consisted of $5.0 million in inventory costs related to recognized revenues. Our launch stock inventory was received in bulk form prior to regulatory approval; therefore the manufacturing cost associated with this inventory was classified as research and development expense as there was no alternative future use prior to regulatory approval. This expensed inventory cost represented approximately 8% of the total cost basis of our launch stock inventory. The remaining packaged portion of the inventory cost was received after regulatory approval and thus capitalized. This reduction to our cost basis effectively reduced our cost of sales related to recognized revenues by approximately $433,000 for the six-month period ended June 30, 2010.  At June 30, 2010, we are carrying the launch inventory on our balance sheet with a reduction to the cost basis of approximately $800,000.  We expect our reduced cost basis inventory to be sold during the remainder of 2010.

Critical Accounting Polices and Estimates

Revenue Recognitions

Ampyra, page 19

14.
Please explain to us how you are able to make reasonable estimates of Ampyra product returns in order to record revenue upon shipment of product to your network of pharmacy providers when you believe that Ampyra is the first and only product indicated to improve walking in people with multiple sclerosis and you have no historical experience with regards to product returns.  It appears that you do not recognize revenue upon shipment for Zanaflex because you cannot reasonably estimate product returns due to generic competition for that drug.  In your response to this comment, please compare and contrast your ability to make reasonable estimates of product returns for these products.

With regard to our Ampyra returns allowance estimates, we performed industry research and analyzed our own sales model to understand the factors that are considered in estimating returns for biologic or specialty products.  Ampyra is only available through a network of 12 specialty pharmacy providers that provide the medication to patients by mail and through Kaiser Foundation Health Plan Inc. and its affiliates’ (collectively, “Kaiser”) facilities for Kaiser patients. The specialty pharmacy providers and Kaiser have contractually agreed to hold no more than 30 days’ worth of product stock. Ampyra is not, and is not planned to be, available in retail pharmacies. Per our product return policy, a product cannot be returned once it is prescribed. Ampyra has been granted orphan drug status, meaning that the product should not be subject to generic competitors for at least seven years post approval. While we do not have the benefit of our own historical data for a product similar to Ampyra, we compared reserve rates employed by companies with similar selling models or products (i.e. other specialty pharmaceutical products).

Based on the our specialty distribution model (which assumes we sell to only a limited number of specialty pharmacy distributors and Kaiser), the data we receive from our distributors, the returns experience of other specialty products with similar selling models and our expectation that return rates.  For the reasons noted above, we expect the returns rate will be low, similar to other specialty distribution models.

The Zanaflex Capsules® and Zanaflex® tablets selling model is different from Ampyra’s, and our ability to estimate returnshas been hindered because we have not had the same level of visibility into the selling channel.  We sell Zanaflex Capsules and Zanaflex tablets to a small network of wholesale distributors and approximately 95% of our business is conducted with three major wholesalers.  Zanaflex Capsules and Zanaflex tablets are then sold from the wholesale distributors to pharmacies, and we have not historically had complete access to channel data, which we need to reasonably estimate product returns.  Our product return policy for Zanaflex Capsules and Zanaflex tablets is similar to our policy for Ampyra in that product cannot be returned once prescribed. In addition, managed care organizations have increasingly established plans and programs to drive utilization of low-cost generic tizanidine tablets over higher-cost Zanaflex Capsules by making it more difficult for patients to obtain Zanaflex Capsules through restrictions and higher out-of-pocket (co-pay) costs.  Due to this increasing managed care pressure, existing and potential generic competition and customer conversion from Zanaflex tablets to Zanaflex Capsules, and limited visibility into the inventory channel we cannot reasonably determine a return rate for our Zanaflex franchise at this time.

We included  expanded disclosure relating to the above in our 2010 Q2 10-Q and will include disclosure similar in scope in the 2010 10-K.

15.
Please explain to us whether you made any shipments under incentives and/or in excess of your customer’s ordinary course of business inventory level upon product launch.  If so, please revise to discuss your revenue recognition policy for such shipments.

We did not offer or make shipments under any launch incentives, and inventory levels at specialty pharmacy providers that distribute Ampyra represented one month or less of their anticipated usage as of the end of the three-month period ended March 31, 2010.

Definitive Proxy Statement on Schedule 14A

General

16.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We did not include any disclosure in response to Item 402(s) of Regulation S-K in our Definitive Proxy Statement on Schedule 14A because we determined that our compensation policies are not reasonably likely to have a material adverse effect on us.

As we have disclosed, our compensation policies reflect a balanced approach using both quantitative and qualitative assessments of performance without unduly emphasizing any particular performance measure.   The annual compensation of our executive officers consist of base salary, cash bonus and equity grants.  Base salaries do not encourage risk taking because their amount is fixed.  An executive officer’s annual cash bonus is 80% based on Company performance criteria (100% in the case of the Company’s Chief Executive).  The Company operates as one unit, and there are no separate business unit incentives.  We believe that the annual cash bonuses appropriately balance risk and our desire to focus employees on annual goals important to our success.

Our executive officers are paid a significant portion of their compensation in the form of equity awards that align the interests of our officers with the interests of our stockholders.  These equity awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to the value of the Company’s stock.  Equity grants vest over a period of several years so that the eventual value, if any, of this compensation is tied to the long-term performance of our stock.  For example, in 2009, we granted executive officers a mix of approximately 75% stock options and 25% restricted stock units.  We believe this mix provides an appropriate balance between our goals of full valuation  of our common stock (since stock options only have value if the stock price increases after the option is granted) and avoiding risks that could threaten the Company’s growth and stability (since restricted stock units are exposed to decreases in the Company’s stock price).

Compensation Discussion and Analysis, page 21

17.
In your discussion of performance-based cash bonuses, you note that these awards are based partly on the achievement of corporate performance goals and partly on the achievement of the individual and team performance goals.  Please specify:

•	the corporate, individual and team goals that were established for each named executive officer;
•	the threshold, target, and maximum levels of achievement of each performance measure, if applicable;
•	each NEO’s level of achievement as it pertained to each of these goals; and
•	how each NEO’s level of achievement of these goals factored into the final compensation award.

To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.  If there were any other factors that were considered by the Committee that modified the actual cash bonuses awarded, please disclose these as well.

We acknowledge the Staff’s comment and in response propose to include disclosure substantially the same in scope as the following in our Definitive Proxy Statement on Schedule 14A for the annual meeting of the stockholders to be held in 2011:

Cash Bonus Program:    In addition to base salaries, we believe that performance-based cash bonuses play an important role in providing incentives to our Named Executive Officers to achieve defined annual goals. In the fourth quarter of each year, the Board works collaboratively with management to develop a detailed set of overall corporate performance goals tied to the next year's operating plan. For 2010, [ ] corporate goals were established by the Board and used as a basis for awarding cash bonuses. These goals and their respective weightings fell into the following categories, with the most substantial weight being given to the first four goals below:

•	[Goals to be listed here]

These corporate goals, as well as individual goals, are used to develop a program that can be utilized to measure performance at year-end.  Target bonus amounts are based on a percentage of base salaries and are generally set near the target bonus amounts for comparable companies, based both on our internal research and the information provided by the Compensation Committee's outside consultant. The President and Chief Executive Officer has a bonus target of [ ]% of base salary, based [ ]% on achievement of corporate goals, although the Compensation Committee/Board may identify other, unweighted factors that should be taken into consideration in the determination of the final bonus amount, if any. All other Named Executive Officers have a bonus target of [ ]%, with [ ]% attributed to achievement of corporate goals and [ ]% attributed to achievement of individual goals.

Based on the overall percentage of achievement of corporate performance goals determined by the Board and the individual performance level of each executive, bonuses may be awarded above or below target bonus amounts. The Compensation Committee/Board does not establish formal threshold, that is, minimum, bonus amounts.  Target maximum bonus amounts are set, although the Compensation Committee/Board have discretion to award amounts above or below the targets based on actual performance.  During the first quarter of the following year, the Board, upon recommendation of the Compensation Committee, determines the actual percentage of achievement of each of the corporate performance goals used in setting bonus amounts. Bonus amounts for each Named Executive Officer (other than the President and Chief Executive Officer) are recommended by the President and Chief Executive Officer and sent to the Compensation Committee for review. The Compensation Committee may approve bonus amounts for those Named Executive Officers or may recommend them to the full Board for approval. The Compensation Committee recommends a bonus amount for the President and Chief Executive Officer to the full Board for approval. Bonuses are paid to our Named Executive Officers in the first quarter of the following year.

In [  ] 2011, the Compensation Committee and the Board determined that corporate performance of the 2010 corporate goals merited a [ ]% achievement grade.  Based on the bonus targets approved for 2010, as well as the percentage achievement of the corporate goals, [the President and Chief Executive Officer] was awarded a bonus equal to [ ]% of his 2010 salary.

The individual goals set for 2010 for [the Chief Financial Officer] related to:

[Goals to be listed here]

The target percentage established for [the Chief Financial Officer] for his 2010 individual goals was [ ]% of base salary.  The Compensation Committee determined that [the Chief Financial Officer’s] achievement of these individual goals was [ ]% of target performance.  Based on the percentage achievement of the corporate goals and his individual goals, [the Chief Financial Officer] was awarded a bonus equal to [ ]% of his 2010 salary.

The individual goals set for 2010 for the Chief Scientific Officer related to:

[Goals to be listed here]

The target percentage established for [the Chief Scientific Officer] for his 2010 individual goals was [ ]% of base salary.  The Compensation Committee determined that [the Chief Scientific Officer’s] achievement of these individual goals was [ ]% of target performance.  Based on the percentage achievement of the corporate goals and his individual goals, the Chief Scientific Officer earned a bonus equal to [ ]% of his 2010 salary.

The individual goals set for 2010 for [the General Counsel] related to:

[Goals to be listed here]

The target percentage established for [the General Counsel] for her 2010 individual goals was [ ]% of base salary.  The Compensation Committee determined that [the General Counsels] achievement of these individual goals was [ ]% of target performance.  Based on the percentage achievement of the corporate goals and her individual goals, [the General Counsel] earned a bonus equal to [ ]% of her 2010 salary.

The individual goals set for fiscal year 2010 for [the Chief Medical Officer] related to:

[Goals to be listed here]

The target percentage established for [the Chief Medical Officer] for his 2010 individual goals was [ ]%.  The Compensation Committee determined that [the Chief Medical Officer] met [ ]% of his individual goals.  Based on the percentage achievement of the corporate goals and his individual goals, [the Chief Medical Officer] earned a bonus equal to [ ]% of his 2010 salary.

Executive Employment Agreements, page 28

18.
If you have entered into an employment agreement with your Chief Medical Officer, please file this agreement as an exhibit to your annual report and summarize its contents here, including the severance provisions and potential payments to be made upon termination or change-in-control.  If you have not entered into such an agreement, and this relationship continues to be governed by your offer letter dated October 20, 2008, please provide a comparable summary of the terms of this letter.

We have not entered into an employment agreement with Dr. Thomas Wessel, our Chief Medical Officer.  His employment as Chief Medical Officer is governed by our offer letter, dated October 20, 2008, and filed as Exhibit 10.53 to our Form 10-K for the fiscal year 2008.  The offer letter provides for a base salary of $360,000.  Pursuant to the offer letter, Dr. Wessel is eligible to receive an annual cash bonus, and he received 50,000 options to purchase shares of our common stock, vesting over a four-year period, and 25,000 restricted shares of our common stock, vesting annually over a three-year period.  Dr. Wessel is eligible to participate in our health and welfare benefit plans.  The offer letter does not provide for any severance payments or payments upon termination or change-in-control.

We will disclose the terms of Dr. Wessel’s offer letter described above in our Definitive Proxy Statement on Schedule 14A for our annual meeting of our stockholders to be held in 2011.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate the Staff’s prompt review of this amendment. Should you have any follow-up questions, please call me at 914-347-4300, extension 119.

                               Sincerely,

                               /s/David Lawrence
                               David Lawrence
                               Chief Financial Officer